THIRD COAST BANCSHARES, INC.

20202 Highway 59 North, Suite 190

Humble, Texas 77338

October 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Third Coast Bancshares, Inc.

Registration Statement on Form S-3

Filed September 25, 2024

File No. 333-282328

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Third Coast Bancshares, Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Eastern Time, on October 4, 2024, or as soon thereafter as is practicable.

Please contact Michael G. Keeley of Norton Rose Fulbright US LLP at (214) 855-3906 with any questions you may have regarding this request. In addition, please notify Mr. Keeley by telephone when this request for acceleration has been granted.

Respectfully,

THIRD COAST BANCSHARES, INC.

By:	/s/ R. John McWhorter
Name:	R. John McWhorter
Title:	Chief Financial Officer

cc:	Michael G. Keeley, Esq., Norton Rose Fulbright US LLP